
KarbonPay
Global Payroll Made Easy

Brad Price · 3rd

KarbonPay

Founder at KarbonPay

Dallas-Fort Worth Metroplex · 144 connections · Contact info

Featured



SA software service tool launched to automate business payrolls

Ventureburn

KarbobPay, a new platform aims to assist businesses in managing their payroll systems acro...



#StartupStory: Process your payroll anytime anywhere with KarbonPay

bizcommunity.com

With KarbonPay, you can easily process your p any time, anywhere...

Experience

Founder

KarbonPay

Jul 2019 – Present · 1 yr 5 mos

KarbonPay is a cloud-based SaaS tool that allows companies to automate gross-to-net payroll calculations across multiple countries.

Founder

Fingo HR, Inc.

Mar 2016 – Present · 4 yrs 9 mos

Human Resources Director

ActivTrak

2016 – 2017 · 1 yr

Dallas, Texas, United States